Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

Ծ Ծ Pasqal eyes technology, commercial acquisitions following Nasdaq listing – CEO 04 Jun 2026 10:36 EDT Cayman Islands Computers & Electronics - Mainframes Proprietary by Cristiano Bona Expects to complete combination with SPAC Bleichroeder Acquisition Corp II in 2H Open to new investors to join Saudi Aramco's Wa'ed Ventures, LG Electronics and CMA CGM Pasqal plans to pursue acquisitions that expand its technology capabilities and accelerate commercial adoption following its planned Nasdaq listing, CEO Wasiq Bokhari told this news service. The France - based quantum computing company is evaluating opportunities that either strengthen its technology roadmap or deepen its commercial presence in key industry verticals, Bokhari said . “We have done multiple acquisitions already,” he said . For instance, last year it acquire AEPONYX, a Canadian company specializing in photonic integrated circuits, which are specialized chips in precise light control and manipulation . The company remains active in evaluating opportunities and receives meaningful inbound interest given its established position in the sector, he said. Pasqal is one of the global leaders in terms of complex quantum computers that are operational across multiple geographies, he added. “We also try to look around corners proactively, identifying potential targets that align with our well - defined roadmap before they become obvious to others,” Bokhari said . Pasqal announced in March that it had agreed to merge with special purpose acquisition company Bleichroeder Acquisition Corp II in a transaction valuing the business at USD 2bn pre - money. The company publicly filed its Form F - 4 registration 6/4/26, 11:37 AM https://mergermarket.ionanalytics.com/content/1004497589?source=news 1 /4 2026 - 06 - 04 - Pasqal eyes technology, commercial acquisitions following Nasdaq listing – CEO_Mergermarket

https://mergermarket.ionanalytics.com/content/1004497589?source=news 2 /4 6/4/26, 11:37 AM 2026 - 06 - 04 - Pasqal eyes technology, commercial acquisitions following Nasdaq listing – CEO_Mergermarket statement on 26 May and expects the transaction to close in the second half of 2026, subject to customary approvals. “Taking everything into account, we are on track to go public in the second half of this year,” he said. Following the listing, Pasqal intends to focus investment across four main areas: core hardware and software development, fault - tolerant quantum computing, manufacturing expansion and commercial growth, Bokhari said. “We have two facilities: one in France and one in Canada to serve the North American market,” he said. “We will be investing there because we have a significant backlog to fulfill.” The company has disclosed a backlog of EUR 66m (USD 76.5m), and is focused on accelerating the conversion of that backlog into revenue through manufacturing scale - up, deployment and post - deployment support, he said. Bokhari said Pasqalʼs differentiator is its ability to deliver commercial value today while pursuing a roadmap toward fault - tolerant quantum computing on the same hardware platform. “The same hardware and software platform delivering value today is the same platform that is expected to deliver fault - tolerant quantum computing at the cutting edge of the industry by 2029.” Pasqal develops neutral - atom quantum computing systems and currently has seven quantum processing units deployed with additional systems in production, according to company disclosures. Bokhari pointed to the companyʼs recent deployment with Saudi Aramco as evidence of growing commercial adoption. “Our most recent milestone was the inauguration of our quantum computer deployed with Saudi Aramco,” he said. “It is the only operational quantum computer in the entir Middle East and is being used for real business use cases by the largest oil and gas company in the world.” The company offers customers both on - premise deployments and cloud access to its systems through partnerships with Google and Microsoft, allowing enterprises to access Pasqalʼs quantum computing capabilities without installing dedicated hardware. “We focus on key verticals including energy, financial services and specialty materials, the CEO said.

6/4/26, 11:37 AM 2026 - 06 - 04 - Pasqal eyes technology, commercial acquisitions following Nasdaq listing – CEO_Mergermarket The company has disclosed USD 250m of committed convertible financing alongside the transaction. Bokhari said investor interest reflected confidence in Pasqalʼs commercial strategy and position within the quantum computing industry. Pasqal chose to pursue a US listing because of the depth and scale of American capital markets, Bokhari said. “For a global leader in something as strategic as quantum computing, we need access t the right amount of capital and the visibility that comes with it,” he said. The company is not earmarking a specific portion of transaction proceeds for acquisitions and will instead evaluate opportunities based on strategic fit. “Strategy drives the decision first, and then budget and timing follow from that,” Bokhari said. While additional fundraising remains a possibility after the company becomes public, execution remains the immediate priority, he said. Pasqal already counts Waʼed Ventures (Saudi Aramcoʼs venture capital arm), LG Electronics and CMA CGM among its investors and remains open to additional strategi partnerships and investments from industry participants. “We absolutely keep the option open for further partnerships and strategic investment from other sector leaders,” Bokhari said. Pasqal was founded in 2019 , out of the Institut dʼOptique, by Georges - Olivier Reymond, Christophe Jurczak, Professor Dr . Alain Aspect (Nobel Prize Laureate Physics, 2022 ), Dr Antoine Browaeys and Dr . Thierry Lahaye . by Cristiano Dalla Bona Relationships Targets Pasqal Holding SAS Financial advisor Lazard Freres SAS Lawyer Orrick Herrington & Sutcliffe LLP Bidders Bleichroeder Acquisition Corp II https://mergermarket.ionanalytics.com/content/1004497589?source=news 3 /4

Pasqal Holding SAS Geographies Cayman Islands, France Sector Technology Topics Equity Issuance M&A Activity Source Proprietary © 2026 ION This document is protected by applicable copyright law and may not be shared, reproduced, distributed, transmitted, displayed, or published in its entirety or in any part, to anyone that does not have access to the materials contained herein under the terms of your agreement with IO You may not alter or remove any copyright or other notice from this content. Any unauthorized recipient or distributor of this document is liab for unauthorized use and copyright breach, and distribution by you constitutes breach of copyright and other obligations under the terms of your agreement with ION. 2026 - 06 - 04 - Pasqal eyes technology, commercial acquisitions following Nasdaq listing – CEO_Mergermarket Financial advisor Cantor Fitzgerald & Co Lawyer Reed Smith LLP 6/4/26, 11:37 AM https://mergermarket.ionanalytics.com/content/1004497589?source=news 4 /4